CVB Financial Corp.

January 12, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	CVB Financial Corp.
Registration Statement on Form S-4
File No. 333-214576

Dear Sir or Madam:

CVB Financial Corp. hereby requests that the Securities and Exchange Commission withdraw its acceleration request dated January 11, 2017 with respect to the registration statement referenced above.

Sincerely,

CVB FINANCIAL CORP.

/s/ E. Allen Nicholson
By:	E. Allen Nicholson
Title: Executive Vice President and Chief Financial Officer